82-3116

GREAT QUEST
METALS LTD.

02 OCT -3 AM 9:32

02055184

September 4, 2002

Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street NW
Mail Stop 3-7
Washington, DC
USA, 20549

SUPPL

To Whom It May Concern:

RE: Great Quest Metals Ltd. (the "Company")

Enclosed, for your files, is one copy of the Company's news release that was issued on September 4, 2002. This release was sent to the Canadian Venture Exchange, BC Securities Commission and Canada Stockwatch.

Yours truly,

GREAT QUEST METALS LTD.

PROCESSED
OCT 09 2002
THOMSON
FINANCIAL

Karen Nestoruk
Administration

/kn
enclosure

Suite 515, 475 Howe Street, Vancouver, BC V6C 2B3 Tel: 604-689-2882 Fax: 604-684-5854
Website: www.greatquest.com Email: info@greatquest.com

GREAT QUEST
METALS LTD.

Suite 515, 475 Howe Street
Vancouver, British Columbia, Canada V6C 2B3
Tel: 604-689-2882 Fax: 604-684-5854
Website: www.greatquest.com Email: info@greatquest.com

September 4, 2002
12g3-2(b) Exemption #82-3116
Standard & Poor's Listed
Trading Symbol: GQ

Grant of Stock Options – Shares for Debt

VANCOUVER, BC -- Willis W. Osborne, President of Great Quest Metals Ltd., (TSX Venture Exchange GQ) is pleased to announce the grant of 300,000 stock options, to directors and officers of the Company, at an exercise price of $0.30 for a term of five years, subject to regulatory approval. Under the terms of the Company's Stock Option Plan, 25% of the total options granted to each individual vests on approval of the TSX Venture Exchange, and 25% vests every six months thereafter until 100% is reached.

Willis W. Osborne is also pleased to announce a shares-for-debt transaction in the amount of $42,140 of which $27,160 is due to insiders. A total of 150,500 shares will be issued at a price of $0.28 per share, to satisfy the debt, and there will be a four months hold period from the date of issuance. This transaction is also subject to the approval of the TSX Venture Exchange.

Willis W. Osborne
President